UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Digital TV Holding Co., Ltd.
(Name of Issuer)

Ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

16938G 107
(CUSIP Number)

Zengxiang Lu,
Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, 100085
People’s Republic of China
86-10-62971199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zengxiang Lu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,962,376 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 1,962,376 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Represents: 1,962,376 American Depositary Receipts (“ADRs”), par value $0.0005 per share of China Digital TV Holding Co., Ltd. (the “Ordinary Shares”) held by Polar Light Group Limited (“Polar Light”), a company incorporated under the laws of British Virgin Islands. Polar Light Group Limited is owned 100% by vote and value by Firestone Investments Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firestone Investments Limited is owned 100% by vote and value by the L&C Family Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Zengxiang Lu (“Mr. Lu”) is the Settlor of the L&C Trust. On January 5, 2018, Polar Light sold 10,423,393 Ordinary Shares to Smart Live Group Limited (“Smart Live”). (2) Represents 155,418 Ordinary Shares of the Issuer held by China Cast Investment Holdings Limited (“China Cast”). Each of Polar Light and Smart Live held 50% of the equity interest of China Cast. Mr. Lu disclaims beneficial ownership of those shares held by China Cast except to the extent of the reporting person’s pecuniary interest therein.

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Polar Light Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,962,376
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 1,962,376
	10.	SHARED DISPOSITIVE POWER 155,418

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,085 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.21% (4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(3) Represents (i) 1,962,376 ADRs held by Polar Light; (ii) 155,418 Ordinary Shares held by China Cast.

(4) The percentage used herein is calculated based upon 63,508,656 Ordinary Shares of the issuer that were issued and outstanding as of September 30, 2017 (as disclosed in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017).

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) hereby amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on May 4, 2017 (the “Amendment No. 1”) relates to the Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

Item 2.  Identity and Background.

This Statement is filed jointly by Polar Light and Mr. Lu. The reporting persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Polar Light is to hold the Ordinary Shares in the Issuer. The principal business of Firestone Investments Limited is to hold securities in Polar Light. The principal business of Credit Suisse Trust Limited is to act as the trustee for the The L&C Family Trust for the benefits of certain family members of Mr. Lu.

The principal business address and the principal office address of Polar Light is Vistra Corporate Services Centre, Wickhams CayII, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address and the principal office address of Firestone Investments Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02 Singapore 039393. The principal business address of Mr. Lu is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The present principal occupation of Mr. Lu is the co-founder and director of the Issuer. Mr. Lu is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On January 5, 2018, Polar Light and Smart Live entered into a Share Purchase Agreement (the “SPA”). Pursuant to the SPA, Polar Light agreed to sell an aggregate of 10,423,393 Ordinary Shares to Smart Live for an aggregate consideration of US$5,732,866.15 in cash, representing a per Ordinary Share price of US$0.55.

The SPA is filed as Exhibit 99.2 hereto. Reference is made to such Exhibit for the complete terms of the SPA.

Item 4.  Purpose of Transaction.

The reporting persons agreed to sell the Ordinary Shares of the Issuer referenced in Item 3 above to Smart Live.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, Polar Light beneficially owns, in the aggregate, 2,040,085 Ordinary Shares, consisting of (i) 1,962,376 ADRs, and (ii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Polar Light and Smart Live owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 3.21% of the total number of outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D/A is based upon the 63,508,656 Ordinary Shares of the Issuer that were issued and outstanding as of September 30, 2017 (as disclosed in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2017).

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Mr. Lu	0	0	1,962,376	155,418	1,962,376	155,418
Polar Light	2,040,085	3.21%	1,962,376	155,418	1,962,376	155,418

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Share Purchase Agreement

The SPA provides that Polar Light sells to Smart Live an aggregate amount of 10,423,393 Ordinary Shares of the Issuer for an aggregate consideration of US$5,732,866.15 in cash, representing a per Ordinary Share price of US$0.55.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated January 5, 2018, by and among the reporting persons.

Exhibit 99.2	Share Purchase Agreement, dated January 5, 2018, between Polar Light and Smart Live.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018

ZENGXIANG LU

/s/ Zengxiang Lu

POLAR LIGHT GROUP LIMITED

/s/ Zengxiang Lu
Zengxiang Lu Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated January 5, 2018, by and among the reporting persons.

Exhibit 99.2	Share Purchase Agreement, dated January 5, 2018, between Polar Light and Smart Live.